EXHIBIT 99.2

[Hayground Cove Asset Management LLC Letterhead]

March 1, 2007

VIA FACSIMILE (608.661.4701) & OVERNIGHT COURIER

The Board of Directors
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, WI   53703

To the Board of Directors of Great Wolf Resorts, Inc.

I write as one of the largest holders of your common stock, with 2,375,155 shares representing approximately 7.78% of the shares outstanding.

You should not consider the size of our holding as indicating support for current management or the board of directors.

To the contrary, I am writing to express my extreme disappointment in both management and the board, and to demand, once again, that you devote your attention to MAXIMIZING SHAREHOLDER VALUE BY SELLING THE COMPANY.

On August 14, 2006, I wrote the board to report a conversation I had with Bruce Neviaser, then the Chairman of the Board, about the value of your shares.  I reported both Mr. Neviaser's view that the value was at least $16 per share, based on the company's development prospects, as well as my own view that the share price was significantly discounted by the market.  I stated unequivocally, and in the same block capital letters, that shareholder value would be maximized by a sale of the company.  I encouraged the board to take immediate steps to unlock long-term shareholder value by retaining an investment banking firm to explore the sale of the company.  I requested a meeting with the board to discuss my views regarding valuation.

The closing price of the shares on the day I wrote the letter was $10.75.  On the very next day, I filed a 13-D disclosing my letter to the board.  The share price rose to $11.77.  The following day, August 16th, you announced that the company was not for sale, and the shares closed down, at $11.68.

On September 12, 2006, you announced Mr. Neviaser's resignation as your Chairman.  The following day, I traveled to your offices in the Virginia suburbs of Washington, DC and met with John Emery, your CEO, and Elan Blutinger, an independent director.  I brought with me several bankers from UBS with experience in your industry.  I reiterated my strong recommendation that you engage an investment banking firm to explore the sale of the company, especially with a view toward private equity alternatives, to unlock the apparent discount then applied by the market to your development pipeline.  Mr. Emery and Mr. Blutinger met alone with the bankers for a time.  Mr. Emery's response was polite, but firm; he stated that your operations and the value of your pipeline would significantly boost the stock price, and that a sale would be unnecessary.  I replied that I did not see that happening.  That day, the share price closed at $12.32.

On October 24, 2006, you announced that you had broken ground on your 10th resort.  The shares closed at $12.75.

On November 6, 2006, you reported third-quarter earnings.  Net of a one-time bump from condo sales in the prior year, your third-quarter results showed improvement in revenue and occupancy, including on a same-store basis.  The shares closed at $13.56.

On November 21, 2006, you announced the appointment of Joseph Vittoria as Chairman.  The share price fell for the day, but closed at $13.01.

On February 27, 2007, your shares closed at $13.62.  Yesterday, you announced your fourth-quarter results, reaching the top end of your revised EBITDA guidance, made on February 9.  Despite this, today your shares closed down 316bps from Tuesday’s close, at $13.19.

The ideas I expressed last August raised the share price $1.02 (9.5%) in one day. Your performance over the intervening six-and-a-half months raised the price an additional $1.42 (12.1%).  You are still $2.81 away from the $16 target price that your own Chairman said was reasonable. Perhaps even more alarming is the fact that your shares continue to be among the least traded in the lodging subset, averaging daily trading value of less than $2 million. Public investors have turned their attention elsewhere.

All this has happened while there has been a boom in deals in the lodging space, fueled by tremendous private equity interest and investment.  The space you once dominated, indoor water parks, has seen the entrance of other, better capitalized and savvy developers.  You just took large, non-deductible write-offs for goodwill impairment at two of your major resorts, development and construction costs are increasing (together with competition), and your prospects as a stand-alone aren't materially brighter today than they were last August.  You have pretty much done what you said you would do in terms of development, but the market continues either to ignore or undervalue you. Negative Analyst sentiment is no longer an issue, with three of the four fundamental analyst covering your stock rating it as a buy according to Bloomberg. Their average price target of $16.50 reconciles with our views.

I continue to believe there is intrinsic value in the business, but I don't have confidence that current management or the current board can - on their own - unlock this value for shareholders.  I find it irresponsible that Mr. Emery simply refused to return any follow-up calls from the UBS bankers - and has not begun any alternative sale process. Now is not the time to continue to wait for performance to bail you out.  As I said last August, it's not happening.

Performance Since 12/14/2004 - WOLF IPO Date
HOT	HLT	CHH	FS	SIX	MAR	HST	WOLF
43.4%	57.8%	37.8%	10.0%	24.6%	52.5%	59.3%	(22.7%)

Wolf vs. Hilton		(80.5%)
Wolf vs. Marriott		(75.2%)
Wolf vs. Starwood		(66.1%)

Performance Since 12/14/2004 - WOLF IPO Date
Lodging Comp	NASDAQ	S&P 500	WOLF
48.3%	11.4%	16.1%	(22.7%)

Wolf vs. Lodging Comp		(71.0%)
Wolf vs. NASDAQ		(34.1%)
Wolf vs. S&P 500		(38.8%)

Mr. Neviaser, still a 5.5% shareholder, understood this, and he was apparently forced off the board.  I believe that other large shareholders share this sentiment, but you can gauge it for yourselves.  I also believe there would be significant interest within the private equity community - or among the strategic players - in a transaction involving WOLF.  You don't know because you refuse to explore it.  That is irresponsible and can no longer be tolerated. I eagerly await the announcement of your engagement of an investment bank to advise you regarding strategic alternatives.  Clearly, you cannot do it on your own.

Jason Ader